

December 31, 2012

Via E-mail
John T. McGinnis
Senior Executive Vice President and Chief Financial Officer
HSBC USA Inc.
452 Fifth Avenue
New York, NY 10018

> **Re: HSBC USA Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 5, 2012**
> **File No. 001-07436**

Dear Mr. McGinnis:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition…, page 31
Balance Sheet Review, page 54

1. We note your disclosure that precious metals trading assets increased due to an increase in unallocated client balances held as well as higher gold prices. Please tell us and revise

future filings to disclose how you account for unallocated gold and other unallocated metal balances. For example, clarify whether you account for unallocated gold and other unallocated metals as physical inventory, as a hybrid instrument or by some other method and reference the accounting literature you relied upon for your accounting policy. In this regard, we note your disclosure on page 257 that precious metals trading primarily includes physical inventory which is valued using spot prices, but it is unclear if this is includes your unallocated gold and other unallocated metal balances. As part of your response, please also provide the accounting guidance you relied upon to account for your physical inventory based on spot prices.

Loans, Net, page 55

2. Please revise your future filings to provide disclosure of your loan portfolio by category for each of the last five years. Refer to Item III.A and General Instruction 3(b) of Industry Guide 3.

Credit Quality, page 81

3. Please revise your tabular disclosures on page 84 and 86 in future filings to include the information for the most recent 5 years in accordance with General Instruction 3(b) to Industry Guide 3.

4. We note your disclosure on page 86 of an unallocated amount of allowance for loan losses related to your commercial portfolio. Please revise your future filings to provide a discussion of the factors considered when determining the appropriate level of unallocated allowance for loan losses. Discuss the drivers of changes in the amount of unallocated between reported periods and clarify why there is not an unallocated component related to your consumer portfolio.

Delinquency, page 87

5. We note that you include loans held for sale in your disclosure of dollars of delinquency. We also note that you have separately disclosed the delinquent amounts related to residential mortgage loans held for sale in footnote 2 to the table but you do not disclose this amount for each category of loans, such as for commercial loans, credit card receivables, etc., where you have also classified portions of these loans as held for sale based on disclosures on page 193. Given that the held for sale loans appear to make up a significant percentage of the delinquent loan balances based on the data disclosed related to the residential mortgage loans, please revise your future filings to disclose the loan balance related to loans held for sale included within each loan category, as well as the balance of past due amounts related to any other significant loan category similar to how you have disclosed for the residential mortgage loans.

6. We note that your delinquency rate for home equity mortgages is significantly less than that of residential mortgages. Please revise your future filings to address the following:
    - Discuss why you believe this trend is occurring and whether you expect it to continue.
    - Discuss the severity of loss on these loans when they default and are ultimately charged off.
    - Discuss whether you hold or service the first lien loan for any of these loans and if so, discuss whether the delinquency trends are similar. If the trends are not similar, discuss why.
    - For loans where you do not hold or service the first lien, discuss whether you use the delinquency and severity rates related to those for which you do hold or service the first lien as a proxy. If not, discuss how you consider this information in your estimate of appropriate allowance for loan losses.

Credit Quality of Assets Underlying Asset-backed Securities, page 112

7. Please revise your disclosure, both here and on page 113, to disclose the source of the ratings disclosed. If more than one source is used, describe how you determine which rating to disclose.

Notes to Consolidated Financial Statements, page 150
2. Summary of Significant Accounting Policies, page 150
Loans, page 152

8. Please revise your future filings to provide a description of the factors considered when determining that interest income on troubled debt restructurings (TDR) is reasonably assured. Also, clarify whether you have a minimum number of payments a borrower must make before you resume interest accrual and if so, disclose that fact.

7. Securities, page 166
Ongoing Assessment for Other than Temporary Impairment, page 170

9. We note your disclosure of the range of assumptions used when determining whether securities are other than temporarily impaired. Considering the wide range of the values for many of the assumptions, please revise your future filings, as applicable, to also provide a weighted average for each significant assumption with a wide range so that a reader may understand where the average falls within the range.

8. Loans, page 176
Impaired Loans, page 180

10. We note your disclosure that under the new TDR guidance you determined that substantially all consumer loans modified as a result of financial difficulty, including all

modifications with trial periods regardless of whether the modification was permanent or temporary, should be considered a TDR loan. Please revise your disclosure in future filings to describe the specific facts and circumstances considered when determining that a borrower is experiencing financial difficulty for the purposes of determining whether a modification or a re-age meets the criteria to be classified as a TDR.

11. Please revise your future filings to disclose the financial impact of your loan modifications. In this regard, we note your disclosure of the contractual balance of commercial TDRs as well as the related allowance for loan losses as of the period end, but it is unclear how these disclosures relate to the actual financial impact occurring during the period because of the modification itself. Refer to ASC 310-10-50-33 and 310-10-55-12 for guidance.

12. We note your disclosure on page 154 that commercial loans that were modified at a current market rate of interest that perform in accordance with the modified terms for a period of one year are not reported as TDRs beginning in the year after restructure. Please revise future filings to disclose the following information:
    - Briefly describe the circumstances under which you perform a modification at a market rate of interest.
    - Quantify the amount of TDRs that have been removed from TDR classification due to the passage of time during the past three years.
    - To the extent that a significant amount of your commercial TDRs have been removed from classification as a TDR due to the passage of time, please revise future filings, either here or in Management's Discussion and Analysis as appropriate, to provide a roll forward of the balance of TDRs for each reported period. This disclosure should include the beginning balance, newly reported TDRs, the amount of loans removed from TDR classification due to the passage of time, payoffs, etc. and provide enough detail for a reader to understand the various drivers of the changes in the level of these loans from period to period.

31. Financial Statements of HSBC USA Inc. (Parent), page 269

13. Please revise your parent only financial statements in future filings to include a total for comprehensive income presented in either a single continuous statement or in two separate but consecutive statements. Refer to Rule 9-06 of Regulation S-X.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Consolidated Financial Statements, page 10
7. Allowance for Credit Losses, page 33

14. We note that your collectively-assessed consumer allowance for credit losses to collectively-assessed consumer loan balance has continued to decrease each period. For

example, this ratio, based on data from page 191 of your 2011 Form 10-K and page 34 of your Form 10-Q, has decreased from 1.45% at December 31, 2010 to 1.20% at December 31, 2011, and to 1.00% at September 30, 2012. However, per review of your delinquency trends on page 187 of your 2011 Form 10-K and page 31 of your Form 10-Q, the total consumer-continuing operations delinquency ratio has remained stable between December 31, 2010 and December 31, 2011 (6.04% and 6.01%, respectively), and increased to 6.25% at September 30, 2012. We also note that consumer nonaccrual loans (excluding consumer nonaccrual loans held for sale) were $1,002 at December 31, 2010, decreased to $912 at December 31, 2011, but then increased up to $1,081 at September 30, 2012 (and $998 if the Chapter 7 bankruptcy loans reclassed to nonaccrual were excluded). Lastly, we note your disclosure on page 147 of your Form 10-Q that reserve levels for all consumer loan categories continue to be impacted by the slow pace of economic recovery in the United States, including elevated unemployment rates and a housing market which is slow to recover.   Please respond to the following and expand your future filings as appropriate to address the following:

- We note that your roll-rate methodology estimates the allowance for credit losses for your consumer loans, and that it is based on 12-month average roll rate balances to avoid temporary aberrations while at the same time analyzing recent historical data. Please discuss whether you think the data utilized in your methodology has been affected by the foreclosure delays you have experienced, or by the effect of re-aging certain receivables, and if so, how your methodology captures these aberrations.
- You state on page 144 that loss reserves on consumer receivables are maintained to reflect your judgment of portfolio risk factors which may not be fully reflected in the statistical roll rate calculation. Please describe the factors that were taken into consideration at December 31, 2010, December 31, 2011 and September 30, 2012 and quantify the effect of these factors on your total consumer allowance for credit losses.

15. We note your disclosure that historically your roll rate migration analysis resulted in less than 12 months of loss coverage in your credit loss reserves for certain products. Your disclosure indicates that based on discussion with your regulators, you are reviewing your estimate of the loss emergence period to determine what changes should be made to your credit loss reserve estimate. Please tell us, and expand your disclosures in future filings to address, the following:

- Tell us how long you have used less than a 12 month loss emergence period;
- Tell us the loan products for which you have historically used less than a 12 month loss emergence period as well as the loan products where you have used a loss emergence period of 12 months or more;
- Tell us the procedures you perform, and how often they are done, to evaluate the loss emergence period used utilized in your credit loss estimate; and
- Tell us whether you expect to see, or have seen changes in, the reviewed loss emergence period over the past 6 years, particularly in response to changes

experienced during the financial crisis. If so, discuss the types of factors that drive the length of the loss emergence period.

13. Income Taxes, page 48
HSBC USA Inc. Income Taxes, page 50

16. We note your disclosure that as a result of a 2011 state court decision related to a state tax uncertainty, you no longer believe that you can uphold the more likely than not conclusion taken on one of these uncertain tax positions. Therefore, tax reserves of approximately $285 million (net of federal tax benefit) and related accrued interest of $134 million were recorded through the third quarter of 2012 to recognize the estimated tax exposure on this matter. We also note your disclosure on page 211 of your 2011 Form 10-K where you appear to indicate that you recorded $225 million and related accrued interest expense of $116 million through the fourth quarter of 2011 to recognize the estimated tax exposure for the same matter. Please respond to the following:
   - Clarify whether the amounts accrued during 2012 were in addition to, or inclusive of, the amounts recorded during 2011 for this matter;
   - Tell us the nature of the matter and court case that caused your conclusion to change; and
   - Tell us whether you have taken similar positions in other state tax returns and whether you have changed your conclusions with respect to those positions as a result of the state court decision.

20. Guarantee Arrangements and Pledged Assets, page 70
Mortgage Loan Repurchase Obligations, page 72

17. We note your disclosure that you reserve for potential repurchase liability exposures which relate primarily to previously originated mortgages through broker channels. We also note that you have continued to record significant new provisions due to changes in estimate for this liability, although they have declined significantly since the level experienced during 2010. While we acknowledge that your estimate is influenced by factors outside of your control and the estimate is subject to significant judgment, we expect that once you have sufficient experience with responding to and resolving claims, you should be able to provide disclosure of the amount of the reasonably possible loss in excess of the amounts accrued. Please revise future filings to disclose an estimate of the additional reasonably possible loss, or provide specific disclosure indicating why you are unable to make such an estimate based on your experience to date.

22. Fair Value Measurements, page 83

18. We note your disclosure of various assumptions related to your Level 3 fair value measurements on page 93 as well as footnotes 2 and 3 to the table where you disclose that you have not provided disclosure of the range of significant unobservable inputs for

certain classes of financial instruments since you do not believe it is meaningful as the net risk positions are not significant. Please tell us how you considered the guidance in ASC 820-10-50-2bbb in concluding that you are not required to provide disclosure of the significant inputs for these instruments. For example, as part of your response, please tell us whether you value these instruments using these unobservable inputs for the instruments separately, or only value the position on a net basis.

Fair Value Adjustments, page 84

19. We note your disclosure on page 84 that the liquidity risk adjustment reflects, among other things, (a) the cost that would be incurred to close out the market risks by hedging, disposing or unwinding the actual position (i.e., a bid-offer adjustment), and (b) the illiquid nature, other than the size of the risk position, of a financial instrument. Please respond to the following:

- Discuss the types of instruments for which you apply a liquidity risk adjustment;
- Tell us in more detail how you quantify the liquidity adjustment, including the types of models used for each type of instrument for which you apply a liquidity adjustment;
- Quantify the ranges of liquidity adjustments typically applied to these financial instruments; and
- Tell us why you have not disclosed this as a significant input for the Level 3 instruments.

Information on Level 3 Assets and Liabilities, page 89

20. We note in your tabular disclosure on pages 93 and 96 that the range of assumptions used to value recurring and non-recurring Level 3 assets is large. Please revise your future filings to provide a weighted average assumption for the unobservable inputs, as well as provide a qualitative discussion regarding the distribution of the input range.

Management's Discussion and Analysis…, page 103
Results of Operations, page 122
Net Interest Income, page 122

21. We note your tabular disclosure of the benefit from net non-interest earning or paying funds in your tabular disclosure of net interest margin. Please revise your future filings to more fully explain what this measure represents and how this measure is used in evaluating your financial results. Additionally, please tell us why this benefit has increased so significantly from prior periods since we note that that this benefit ranged from 0.02% to 0.09% during 2009 through 2011 per page 63 of your 2011 Form 10-K. To the extent that this constitutes a non-GAAP measure, provide the disclosures required by Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or me at (202) 551-3512 with any other questions.


Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant
